Filed by Life Storage, Inc.

(Commission File No. 001-13820)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Life Storage, Inc.

(Commission File No. 001-13820)

This filing relates to the proposed merger involving Extra Space Storage Inc., a Maryland corporation (“Extra Space”), Extra Space Storage LP, a Delaware limited partnership (“Parent OP”), Eros Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Extra Space Merger Sub”), Eros OP Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent OP (together with Parent, Parent OP and Extra Space Merger Sub, the “Parent Parties”), Life Storage, Inc., a Maryland corporation (the “Life Storage”), and Life Storage LP, a Delaware limited partnership (the “Partnership” and, together with Life Storage, the “Acquired Parties”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 2, 2023, as amended on May 18, 2023, by and among the Parent Parties and the Acquired Parties.

June 21, 2023

Dear Fellow Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Life Storage, Inc., to be held on July 18, 2023. Your board of directors unanimously recommends that stockholders vote FOR the proposed merger with Extra Space Storage Inc.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

ALEXANDER E. GRESS

Secretary

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED,

TOLL-FREE at (877) 825-8793.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed merger, on May 23, 2023, Extra Space Storage Inc. (“Extra Space”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage, Inc. (“Life Storage”) (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. The Form S-4 became effective on June 6, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Extra Space and Life Storage commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about June 7, 2023. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC are available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC are available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Life Storage’s Investor Relations at (716) 633-1850 or bmaedl@lifestorage.com.

Participants in the Solicitation

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 4, 2023. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Extra Space and Life Storage as indicated above.